NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR

MAY 4, 2006

CANADIAN UTILITIES LIMITED
An ***ATCO*** Company



Table of Contents

CANADIAN UTILITIES LIMITED

An ***ATCO*** Company

Dear Share Owner:

We are pleased to invite you to attend the annual meeting of share owners of Canadian Utilities Limited to be held in the Empire Ballroom, The Fairmont Hotel Macdonald, 10065 - 100th Street, Edmonton, Alberta, at 10:00 a.m. on Thursday, May 4, 2006.

Your meeting materials are enclosed. If you are an owner of Class B common shares and are unable to attend the meeting, please complete and sign the proxy and return it in the envelope provided for that purpose. May we also encourage all owners of Class A non-voting shares to attend the meeting.

We hope you will join us after the meeting for some light refreshments.

Sincerely,

R.D. Southern
Chairman of the Board

N.C. Southern
President & Chief Executive Officer

Calgary, Alberta
March 2, 2006

CANADIAN UTILITIES LIMITED

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

The annual meeting of shareholders of Canadian Utilities Limited (the "Corporation") will be held in the Empire Ballroom, The Fairmont Hotel Macdonald, 10065 - 100th Street, Edmonton, Alberta, at 10:00 a.m. on Thursday, May 4, 2006, for the following purposes:

(a) to receive the consolidated financial statements for the year ended December 31, 2005, accompanied by the report of the auditor;

(b) to elect the directors;

(c) to appoint the auditor; and

(d) to transact such other business as may properly come before the meeting or any adjournment thereof.

All holders of Class A non-voting shares or Class B common shares are entitled to attend the meeting, but only the holders of Class B common shares are entitled to vote at the meeting or to appoint proxyholders.

Holders of Class B common shares who are unable to attend the meeting in person are requested to complete and sign the accompanying form of proxy and return it in the envelope provided to reach Canadian Utilities Limited, c/o CIBC Mellon Trust Company, P.O. Box 12005 Stn BRM B, Toronto, Ontario, M7Y 2K5, not later than 5:00 p.m. Eastern Daylight Time on Tuesday, May 2, 2006.

By order of the Board of Directors.

P. Spruin

P. Spruin
Corporate Secretary

Calgary, Alberta
March 2, 2006

CANADIAN UTILITIES LIMITED
An ***ATCO*** Company

MANAGEMENT PROXY CIRCULAR

SECTION 1 VOTING INFORMATION

Solicitation of Proxies

This management proxy circular is furnished in connection with the solicitation by the management of CANADIAN UTILITIES LIMITED (the "Corporation") of proxies to be used at the annual meeting of shareholders of the Corporation and at any adjournment thereof, for the purposes set forth in the accompanying notice. The cost of solicitation by management will be borne by the Corporation.

Appointment of Proxyholders and Revocation of Proxies

The persons named in the accompanying form of proxy are directors of the Corporation. A shareholder entitled to vote at the meeting has the right to appoint a person or company to represent the shareholder at the meeting other than the persons designated in the accompanying form of proxy. This right may be exercised either by striking out the names of the persons designated in the accompanying form of proxy and inserting in the space provided the name of the person appointed or by completing and executing another proper form of proxy. A shareholder desiring to be represented at the meeting by a proxyholder must deposit a proxy with the Corporation at the address set forth in the accompanying notice not later than 5:00 p.m. Eastern Daylight Time on Tuesday, May 2, 2006.

A shareholder may revoke a proxy by depositing an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing with the Corporation, c/o CIBC Mellon Trust Company, Attention: Proxy Department, 200 Queens Quay East, Unit 6, Toronto, Ontario, M5A 4K9, at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof, at which the proxy is to be used, or with the chairman of the meeting on the day of the meeting or any adjournment thereof.

Exercise of Discretion by Proxyholders

All shares represented by a proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for, and if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly. **In the absence of such instructions, all of such shares will be voted in favour of the election of the directors and the appointment of the auditor.** The accompanying form of proxy confers discretionary authority upon the persons named therein with respect to amendments to matters identified in the notice of the meeting and other matters that may properly come before the meeting. The management of the Corporation is not aware of any such amendments or other matters. If any such amendments or matters should properly come before the meeting, the persons named in the accompanying form of proxy will vote on such matters in accordance with their best judgment.

Class B Common Shares and Principal Holders

The Class B common shares of the Corporation are the only shares entitled to be voted at the meeting. As at March 2, 2006, there were 44,016,284 Class B common shares outstanding. Each Class B common share entitles the holder thereof to one vote at the meeting.

The record date for the meeting is March 15, 2006. Holders of Class B common shares whose names are entered in the applicable register at the close of business on that date will be entitled to receive notice of and to attend and vote at the meeting.

To the knowledge of the directors and officers of the Corporation, the only person who beneficially owns, directly or indirectly, or controls or directs shares of the Corporation carrying 10% or more of the votes attached to any class of voting securities of the Corporation is ATCO Ltd. ATCO Ltd. directly or indirectly owns 32,665,452 Class B common shares, being approximately 74.21% of the outstanding Class B common shares. R.D. Southern controls ATCO Ltd.

Class A Non-Voting Shares

The holders of the Class A non-voting shares of the Corporation are entitled to receive notice of the meeting and to attend and participate in discussions at the meeting, but are not entitled to vote at the meeting.

If a take-over bid is made for the Class B common shares which would result in the offeror owning more than 50% of the outstanding Class B common shares and which would constitute a change in control of the Corporation, holders of Class A non-voting shares are entitled, for the duration of the bid, to exchange their Class A non-voting shares for Class B common shares and to tender such Class B common shares pursuant to the terms of the take-over bid. Such right of exchange is conditional upon the completion of the take-over bid giving rise to the right of exchange, and if the take-over bid is not completed, then the right of exchange shall be deemed never to have existed. In addition, holders of Class A non-voting shares are entitled to exchange their shares for Class B common shares of the Corporation if ATCO Ltd., the present controlling shareholder of the Corporation, ceases to own or control, directly or indirectly, more than 10,000,000 of the issued and outstanding Class B common shares. In either case, each Class A non-voting share is exchangeable for one Class B common share, subject to changes in the exchange ratio for certain events such as a stock split or a rights offering.

Voting by Non-Registered Shareholders

Shareholders who do not hold their shares in their own name ("non-registered shareholders") may have their shares voted at the meeting by providing voting instructions to their nominee, which is usually a trust company, broker or other financial institution. Nominees will typically seek voting instructions by sending with this circular a voting instruction form instead of a form of proxy. A voting instruction form can be used only to provide voting instructions to a non-registered shareholder's nominee. Every nominee has its own signing and return instructions, which non-registered shareholders must follow to ensure that their shares are voted at the meeting.

Alternatively, non-registered shareholders may attend the meeting and vote their shares as proxyholder by entering their own name in the space provided on the voting instruction form supplied by their nominee and following the signing and return instructions. Non-registered shareholders who follow this procedure will be recognized at the meeting as proxyholders and will be permitted to vote their shares in that capacity.

FINANCIAL STATEMENTS

The consolidated financial statements of the Corporation for the year ended December 31, 2005, along with the auditor's report, will be placed before the meeting. Copies of the financial statements may be obtained from the Corporate Secretary upon request and will be available at the meeting. The statements are also available on the Corporation's website at www.canadian-utilities.com and on SEDAR at www.sedar.com.

ELECTION OF DIRECTORS

The management of the Corporation, on behalf of the Corporate Governance - Nomination, Compensation and Succession Committee, proposes to nominate, and the persons named in the accompanying form of proxy intend to vote for the election as directors of the Corporation, the persons whose names are set forth below.

The management of the Corporation does not contemplate that any of the nominees will be unable to serve as a director. Each director elected will hold office until the close of the next annual meeting of shareholders of the Corporation.

All of the nominees, with the exception of Ms. L.M. Charlton, are currently directors and have been for the periods indicated. Ms. Charlton has worked for Investors' Petroleum Consultants Ltd. since 1984 and has been Vice President, Chief Operating Officer since September 3, 1996. If elected, Ms. Charlton will be an independent director of the Corporation.

Name and Principal Occupation	Served as a Director Since	Province/State and Country of Residence	Shares of the Corporation, its Subsidiaries and ATCO Ltd. Beneficially Owned, Controlled or Directed (1) (2)
R.T. Booth (4) (7) Partner, Bennett Jones LLP (barristers and solicitors)	1998	Alberta, Canada	Canadian Utilities Limited - 3,800 Class A non-voting shares
W.L. Britton, Q.C. (3) Vice Chairman of the Board of the Corporation and ATCO Ltd.	1980	Alberta, Canada	Canadian Utilities Limited - 2,000 Class A non-voting shares ATCO Ltd. - 30,228 Class I Non-Voting and 7,870 Class II Voting Shares
L.M. Charlton Vice President, Chief Operating Officer, Investors' Petroleum Consultants Ltd. (petroleum consulting firm)	-	Alberta, Canada	Canadian Utilities Limited - 100 Class B common shares ATCO Ltd. - 100 Class I Non-Voting Shares
B.P. Drummond (3) (6) Corporate Director	1997	Quebec, Canada	Canadian Utilities Limited - 6,000 Class A non-voting shares ATCO Ltd. - 11,700 Class I Non-Voting and 7,800 Class II Voting Shares
B.K. French (4) (5) (7) President, Karusel Management Ltd. (property management and management consultants)	1981	Alberta, Canada	Canadian Utilities Limited - 4,400 Class A non-voting and 700 Class B common shares, 1,000 Series W and 2,000 Series X Second Preferred Shares ATCO Ltd. - 16,800 Class I Non-Voting and 5,800 Class II Voting Shares

Name and Principal Occupation	Served as a Director Since	Province/State and Country of Residence	Shares of the Corporation, its Subsidiaries and ATCO Ltd. Beneficially Owned, Controlled or Directed (1) (2)
L.A. Heathcott (6) President & Chief Executive Officer, Spruce Meadows (international equestrian venue)	2000	Alberta, Canada	Canadian Utilities Limited - 4,000 Class A non-voting and 2,000 Class B common shares, 2,600 Series Q and 3,900 Series R Second Preferred Shares ATCO Ltd. - 8,900 Class I Non-Voting, 4,200 Class II Voting and 2,000 5.75% Series 3 Preferred Shares
H.M. Neldner (3) (4) (5) (6) (7) Corporate Director	1991	Alberta, Canada	Canadian Utilities Limited - 3,000 Class A non-voting shares ATCO Ltd. - 16,000 Class I Non-Voting Shares
M.R.P. Rayfield (6) Vice Chairman, BMO Nesbitt Burns (investment bank)	2004	Ontario, Canada	-
J.W. Simpson (3) (4) (5) Corporate Director & Lead Director of the Corporation	2004	California, USA	-
N.C. Southern President & Chief Executive Officer of the Corporation and ATCO Ltd.	1990	Alberta, Canada	Canadian Utilities Limited - 1,850 Class A non-voting and 2,500 Class B common shares ATCO Ltd. - 54,584 Class I Non-Voting and 21,300 Class II Voting Shares
R.D. Southern, C.B.E., O.C., LL.D. Chairman of the Board of the Corporation and ATCO Ltd. (8) (9)	1977 to 1979 1980 to date	Alberta, Canada	Canadian Utilities Limited - 188,904 Class A non-voting and 144,804 Class B common shares, 20,000 Series Q, 320,000 Series W, and 120,000 Series X Second Preferred Shares ATCO Ltd. - 11,768,083 Class I Non-Voting and 5,725,760 Class II Voting Shares
C.W. Wilson (4) (5) (7) Corporate Director	2000	Colorado, USA	Canadian Utilities Limited - 10,000 Class A non-voting shares ATCO Ltd. - 8,000 Class I Non-Voting Shares

Notes:

(1) The information as to shares beneficially owned or controlled has been furnished by the nominees.
(2) Figures have been adjusted to reflect the two-for-one stock split by way of stock dividend paid on September 15, 2005.
(3) Member of the Corporate Governance - Nomination, Compensation and Succession Committee.
(4) Member of the Risk Review Committee.
(5) Member of the Audit Committee.
(6) Member of the Pension Fund Committee.
(7) Designated Audit Director of an operating subsidiary of the Corporation.
(8) R.D. Southern owns 2,000 Class II Voting Shares and 97,500 Class I Non-Voting Shares of ATCO Ltd. and is the controlling shareholder of Sentgraf Enterprises Ltd., which owns 5,723,760 Class II Voting Shares and 11,670,583 Class I Non-Voting Shares of ATCO Ltd. The stated shareholdings of R.D. Southern include these shares. R.D. Southern controls ATCO Ltd. which owns 33,059,856 Class A non-voting and 32,665,452 Class B common shares of the Corporation. All of the remaining shares of the Corporation beneficially owned or controlled by R.D. Southern are held by Sentgraf Enterprises Ltd., except for 157,504 Class A non-voting and 4 Class B common shares.
(9) Canadian Airlines Corporation filed for protection under the Companies' Creditors Arrangement Act within one year after R.D. Southern resigned as a director.

APPOINTMENT OF AUDITOR

The persons named in the accompanying form of proxy intend to vote for the appointment of PricewaterhouseCoopers LLP as the auditor of the Corporation to hold office until the next annual meeting of shareholders of the Corporation. Price Waterhouse, the predecessor of PricewaterhouseCoopers LLP, was first appointed as the auditor of the Corporation in 1981. Appointment of the auditor requires the approval of a majority of the votes cast by the holders of the Class B common shares.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets out information concerning the compensation during the last three fiscal years of the Chief Executive Officer and the Chief Financial Officer of the Corporation and the three other executive officers of the Corporation and its subsidiaries employed at December 31, 2005, who had the highest individual aggregate salary and bonuses during 2005 (the "Named Executive Officers"). This information reflects the compensation received by the Named Executive Officers from the Corporation and its subsidiaries for their services as executive officers in all capacities.

N.C. Southern, K.M. Watson, M.M. Shaw, S.W. Kiefer and S.R. Werth also served in 2005 in similar senior executive positions with ATCO Ltd., the parent of the Corporation. Salary and bonus amounts for these positions in ATCO Ltd. and the Corporation are determined annually on a consolidated basis. The Corporation's share of this consolidated amount is based on a number of considerations, including the portion of ATCO Ltd.'s consolidated assets which the Corporation's assets represent, the estimated portion of each executive officer's time anticipated to be spent performing services as an executive officer of the Corporation and its subsidiaries, and decisions of the Alberta Energy and Utilities Board.

The amounts set out in the table below for the Named Executive Officers were paid by Canadian Utilities Limited and were 89% (89% in 2004, 88.5% in 2003) of the aggregate amounts paid to these individuals by Canadian Utilities Limited and ATCO Ltd.

Name and Principal Occupation	Year Ended Dec 31	Salary (8) ($)	Bonus (8) ($)	Other Annual Compensation (1) ($)	Securities Under Options/SARs Granted (2) (#)	All Other Compensation ($)
N.C. Southern (3) President & Chief Executive Officer	2005 2004 2003	890,000 756,500 708,000	890,000 Nil 265,500	Nil Nil Nil	200,000/200,000 Nil/30,000 20,000/30,000	Nil Nil Nil
K.M. Watson (4) Senior Vice President & Chief Financial Officer	2005 2004 2003	267,000 218,791 177,000	329,300 Nil 66,375	Nil Nil Nil	Nil/Nil Nil/5,000 4,000/4,000	Nil Nil Nil
M.M. Shaw (5) Managing Director, Global Enterprises	2005 2004 2003	373,800 356,000 331,875	498,400 Nil 66,376	Nil Nil Nil	Nil/Nil Nil/10,000 20,000/30,000	18,000 (9) 16,500 (9) 15,500 (9)
S.W. Kiefer (6) Managing Director, Utilities & Chief Information Officer	2005 2004 2003	347,100 311,500 265,500	391,600 89,000 116,156	Nil Nil Nil	Nil/Nil Nil/10,000 10,000/20,000	Nil Nil Nil
S.R. Werth (7) Senior Vice President & Chief Administration Officer	2005 2004 2003	275,900 258,100 243,375	320,400 Nil 91,266	Nil Nil Nil	Nil/Nil Nil/5,000 4,000/4,000	Nil Nil Nil

Notes:

(1) The value of perquisites and other personal benefits received by each Named Executive Officer was less than the lesser of $50,000 and 10% of the total of his or her annual salary and bonus.
(2) Figures have been adjusted to reflect the two-for-one stock split by way of stock dividend paid on September 15, 2005.
(3) N.C. Southern also serves as President & Chief Executive Officer of ATCO Ltd.
(4) K.M. Watson also serves as Senior Vice President & Chief Financial Officer of ATCO Ltd.
(5) M.M. Shaw also serves as Managing Director, Global Enterprises of ATCO Ltd.
(6) S.W. Kiefer also serves as Managing Director, Utilities & Chief Information Officer of ATCO Ltd.
(7) S.R. Werth also serves as Senior Vice President & Chief Administration Officer of ATCO Ltd.

(8) The amounts shown were paid by the Corporation and reflect 89% of the Named Executive Officers' total salary and bonus in 2005. The balance of the salary and bonus (11%) was paid by ATCO Ltd., the parent corporation.
(9) Represents the amount contributed by the Corporation to M.M. Shaw's defined contribution pension.

Option/SAR Grants During 2005

The following table sets out the individual grants of options to purchase or acquire securities of the Corporation or any of its subsidiaries and share appreciation rights ("SARs") made during 2005 to the Named Executive Officers.

Name	Securities Under Options/SARs Granted [1] (#)	% of Total Options/SARs Granted to Employees in 2005 (%)	Exercise Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
N.C. Southern	200,000/200,000 [2]	98/100	30.245	30.245	January 1, 2015

Notes:
(1) Figures have been adjusted to reflect the two-for-one stock split by way of stock dividend paid on September 15, 2005.
(2) Stock options and share appreciation rights based on Class A non-voting shares of the Corporation which vest as to 20% annually on each of the first five anniversaries of the date of grant.

Aggregated Option/SAR Exercises During 2005 and Year-End Option/SAR Values

The following table sets out information regarding the exercise of options and SARs during 2005 by each of the Named Executive Officers and the financial year-end value of unexercised options and SARs on an aggregate basis.

Name	Securities Acquired on Exercise [1] (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at December 31, 2005 [1]		Value of Unexercised in-the-Money Options/SARs at December 31, 2005	
			Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
N.C. Southern	142,000 [4]	2,434,020	120,000 [2] 18,000 [3]	212,000 [2] 242,000 [3]	2,619,660 [2] 306,420 [3]	2,963,900 [2] 3,430,430 [3]
K. M. Watson	12,000 [5]	188,300	15,100 [2] 8,600 [3]	2,400 [2] 6,400 [3]	329,010 [2] 165,690 [3]	43,380 [2] 103,060 [3]
M.M. Shaw	8,000 [6]	141,480	29,500 [2] 20,000 [3]	12,000 [2] 26,000 [3]	691,620 [2] 420,380 [3]	216,900 [2] 444,710 [3]
S.W. Kiefer	14,500 [7]	190,348	28,000 [2] 14,000 [3]	6,000 [2] 20,000 [3]	590,650 [2] 254,540 [3]	108,450 [2] 336,260 [3]
S.R. Werth	Nil	Nil	21,600 [2] 12,600 [3]	2,400 [2] 6,400 [3]	454,370 [2] 252,590 [3]	43,380 [2] 103,060 [3]

Notes:
(1) Figures have been adjusted to reflect the two-for-one stock split by way of stock dividend paid on September 15, 2005.
(2) Options to acquire Class A non-voting shares of the Corporation.
(3) Share appreciation rights based on Class A non-voting shares of the Corporation.
(4) Represents the exercise of 92,000 options to acquire Class A non-voting shares of the Corporation and the exercise of 50,000 share appreciation rights of the Corporation.
(5) Represents the exercise of 6,000 options to acquire Class A non-voting shares of the Corporation and the exercise of 6,000 share appreciation rights of the Corporation.
(6) Represents the exercise of 4,000 options to acquire Class A non-voting shares of the Corporation and the exercise of 4,000 share appreciation rights of the Corporation.
(7) Represents the exercise of 4,500 options to acquire Class A non-voting shares of the Corporation and the exercise of 10,000 share appreciation rights of the Corporation.

Pension and Retirement Arrangements

The Named Executive Officers participate in The Retirement Plan for Employees of Canadian Utilities Limited and Participating Companies (the "Plan").

The Corporation has undertaken to provide K.M. Watson, M.M. Shaw, S.W. Kiefer and S.R. Werth with pensions under a supplemental arrangement to compensate for limitations on defined benefit pension benefits or on defined contribution pension contributions imposed by the Income Tax Act. The supplemental arrangement, when included with the pension payable under the Plan, the estimated Canada Pension Plan ("CPP") integration amount, and any amounts payable under pension plans or supplemental arrangements of the Corporation's affiliates, provides a pension based on 2% of the average salary, excluding bonuses, during the five consecutive years of employment when the executive's earnings were the highest, multiplied by the number of years of credited service, up to a maximum of 35 years. Under this Plan, an executive may be entitled to receive a pension of up to 70% of the average of the highest five consecutive years of salary.

Pension Plan Table

The following table sets forth the annual pension payable to K.M. Watson, M.M. Shaw, S.W. Kiefer and S.R. Werth at normal retirement age 65, inclusive of all registered pension plans and supplemental arrangements and the estimated CPP integration amount based on 2% of the average salary, excluding bonuses, during the five consecutive years of employment when the executive's earnings were the highest, multiplied by the number of years of credited service, up to a maximum of 35 years.

Remuneration	Years of Service				
$	**15**	**20**	**25**	**30**	**35**
200,000	60,000	80,000	100,000	120,000	140,000
250,000	75,000	100,000	125,000	150,000	175,000
300,000	90,000	120,000	150,000	180,000	210,000
400,000	120,000	160,000	200,000	240,000	280,000
500,000	150,000	200,000	250,000	300,000	350,000
600,000	180,000	240,000	300,000	360,000	420,000
700,000	210,000	280,000	350,000	420,000	490,000
800,000	240,000	320,000	400,000	480,000	560,000

Note: For purposes of the supplemental arrangement, the calculation of annual pension payable assumes that the amount payable under the Plan is the same regardless of whether a participant elects the defined benefit or defined contribution provisions of the Plan. For participants of the defined contribution provisions, the actual pension payable at retirement will vary depending on the value of their investment account at retirement.

Years of Credited Service Under the Plan as at December 31, 2005

Named Executive Officer	Credited Service
N.C. Southern	10.00
K.M. Watson	27.75
M.M. Shaw	19.00
S.W. Kiefer	22.00
S.R. Werth	24.67

Employment Agreement

The Corporation has an employment agreement with N.C. Southern extending to February 1, 2007, and continuing from year to year thereafter. The amount of salary and the value of benefits paid in 2005 under this agreement have been included in the Summary Compensation Table on page 5. Employment of the executive officer may be terminated by the Corporation on notice equal to the greater of two years and the remaining term of the agreement or payment in lieu of notice, and may be terminated by the executive officer on 90 days notice.

Pursuant to her employment agreement with the Corporation, N.C. Southern is eligible upon retirement to receive a pension of 70% of the average of the highest five years of income, including salary and bonuses, during the last ten years of employment prior to retirement.

The pension payable to N.C. Southern under her employment agreement is inclusive of the pension payable under the Plan.

N.C. Southern's employment agreement provides for the payment of certain benefits upon the death or total disability of the executive officer prior to retirement or termination. The amount of such benefits is based on the executive officer's salary and is determined in accordance with formulas that take into account amounts payable to the executive officer under the group life insurance policies and disability income programs of the Corporation.

Composition of the Corporate Governance - Nomination, Compensation and Succession Committee

The Corporate Governance - Nomination, Compensation and Succession Committee of the Board of Directors ("GOCOM") is responsible for recommending to the Board of Directors ("the Board") the compensation of executive officers. The members of GOCOM are W.L. Britton, B.P. Drummond, H.M. Neldner and J.W. Simpson.

Executive Compensation Structure and Policies

The Corporation's group-wide compensation philosophy, "competitive pay for competitive performance", supports the continued success of the Corporation, attempts to closely align the interests of officers and shareholders, and is achieved through the following principles and objectives, as approved by GOCOM:

The Corporation's compensation principles are as follows:

1. Establish total compensation target levels (the sum of base salary, short-term incentives and long-term incentives) at the median of the relevant comparator markets. (Comparator markets are comprised of General Industry and Utility/Alberta companies of similar size and scope of operations.) Compensation can be increased to deliver pay above the median when corporate and individual performance exceeds expectations in terms of year-over-year growth and relative performance as measured against the relevant comparator markets.

2. Provide a significant portion of overall compensation based on corporate and individual performance which is to be paid in the event that prescribed targets are met or exceeded.

3. Establish the value of pensions, benefits and perquisites at the median of the relevant comparator markets.

The Corporation's compensation objectives are as follows:

1. Attract, retain, and compensate talented executives in a highly competitive business environment.

2. Evaluate each executive officer position, from Vice President to Chief Executive Officer, on the following factors and provide a base salary based on:

   - the individual's demonstrated ability to perform the role,
   - skill requirements,
   - level of responsibility, and
   - market value of the role.

3. Compensate executives in a way that creates sustained shareholder value by:

   - ensuring all executives have an "at risk" component of total compensation that reflects their ability to influence business outcomes and financial performance,
   - linking short-term incentives to prudent corporate performance and paying in the event that prescribed targets and objectives are met or exceeded, and
   - linking long-term incentives to sustainable profitable growth.

Independent Advice

GOCOM reviews information from other corporations and published data, and from time to time engages independent compensation consultants to undertake market comparisons, gather information on competitive compensation practices and provide advice on developing appropriate compensation programs.

However, this market data is simply one piece of information taken into consideration. Generally, a set weighting is not applied to each of these factors; rather, GOCOM considers them in totality, together with any other considerations it determines relevant, in making its compensation decisions.

Components of Executive Compensation

Executive compensation consists of three main elements: base salary, short-term incentives (bonus), and long-term incentives (stock options and share appreciation rights). The percentage of each element of compensation is aligned with the executive's responsibilities and ability to influence business results. The incentive opportunity varies with an executive's performance and level of responsibility and is established in conjunction with regular reviews of competitive practice.

The three main elements of executive compensation are described below:

1. *Base Salary*

Base salary provides a fixed level of income based on an individual's demonstrated ability to perform the role, the market value of the role, and also having regard to the incumbent's responsibilities, years of service, potential for advancement, performance reviews by immediate superiors, and the assessment of GOCOM. Base salary targets for each executive are reviewed and approved by GOCOM.

2. *Short-Term Incentive Plans*

The short-term incentive plans reward executives based on a percentage of the officer's salary, for the achievement of predetermined strategic, operational and financial performance related to ATCO Group and/or Business Unit performance, or a combination thereof, and individual performance.

2.1 *Performance Measures*

Either ATCO Group performance or a combination of ATCO Group and/or Business Unit performance is used to determine the short-term incentive. Performance is assessed against predetermined strategic, operational and financial objectives, with awards based on the executive's contribution to annual results.

2.2 *Short-Term Incentive Payouts*

N.C. Southern, K.M. Watson, M.M. Shaw, S.W. Kiefer and S.R. Werth participate in an executive bonus plan in which the amount of bonus earned for a financial year is based on achievement of predetermined strategic, operational and financial objectives.

From time to time, GOCOM awards discretionary bonuses for especially notable accomplishments.

3. *Long-Term Incentive Plans – Stock Options and Share Appreciation Rights*

The long-term incentive plans are designed to reward sustainable profitable growth. As of December 31, 2005, 6,400,000 Class A non-voting shares (7.72% of the number of outstanding Class A non-voting shares) were reserved for issuance in respect of options and options to purchase 3,702,000 Class A non-voting shares (4.47% of the number of outstanding Class A non-voting shares) had been granted, of which 1,114,500 had been exercised, 1,122,800 had been repurchased and 49,200 had been cancelled. GOCOM may designate directors, officers and key employees of the Corporation and its subsidiaries to be granted options to purchase Class A non-voting shares at an exercise price equal to the weighted average of the trading price of the shares on the Toronto Stock Exchange for the five trading days immediately preceding the date of grant. The vesting provisions and exercise period, which cannot exceed ten years, are determined at the time of grant. The aggregate number of shares reserved for issuance to any one participant under the stock option plan or any other plan of the Corporation cannot exceed 5% of the total number of Class A non-voting shares issued and outstanding. Options are not assignable and cannot be converted into share appreciation rights. Options terminate on the earlier of their expiration or 90 days after a participant ceases to be a director, officer or employee for any reason other than death, disability or retirement, in which case they terminate after two years.

In addition to the stock option plan, the Corporation has a share appreciation rights plan. GOCOM may designate directors, officers and key employees of the Corporation and its subsidiaries to be granted share appreciation rights based on the Class A non-voting shares. The vesting provisions and exercise period, which cannot exceed ten years, are determined at the time of grant. The holder is entitled on exercise to receive a cash payment from the Corporation equal to any increase in the market price of the Class A non-voting shares over the base value of the share appreciation rights exercised. The base value is equal to the weighted average of the trading price of the Class A non-voting shares on the Toronto Stock Exchange for the five trading days immediately preceding the date of grant. Rights are not assignable and terminate on the earlier of their expiration or 90 days after a participant ceases to be a director, officer or employee for any reason other than death, disability or retirement, in which case they terminate after two years.

Equity Compensation Plan Information

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options	Weighted-Average Exercise Price of Outstanding Options	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Outstanding Options)
Equity compensation plans approved by shareholders	1,415,500	$21.59	2,747,200

Note: Figures have been adjusted to reflect the two-for-one stock split by way of stock dividend paid on September 15, 2005.

Compensation of the Chief Executive Officer

GOCOM monitors and assesses the performance of the Chief Executive Officer on the basis of strategic, operational and financial performance and determines her compensation.

1. *Base Salary*

GOCOM annually reviews the performance of the Chief Executive Officer with respect to the leadership of the Corporation based on a number of qualitative factors, including implementing and achieving the strategic, operational and financial objectives for ATCO Group.

2. *Short-Term Incentive*

The short-term incentive plan rewards the Chief Executive Officer, based on a percentage of her salary, for the achievement of predetermined strategic, operational and financial performance related to ATCO Group and for individual performance.

From time to time, GOCOM awards discretionary bonuses for especially notable accomplishments.

3. *Long-Term Incentives*

The long-term incentive rewards to the Chief Executive Officer are based on her ability to achieve sustainable profitable growth for shareholders of the Corporation.

Information on the base salary and short and long-term incentive award decisions for Ms. Southern and the other Named Executive Officers made by GOCOM can be found in the Summary Compensation Table.

Submitted by the Corporate Governance - Nomination, Compensation and Succession Committee of the Board of Directors.

W.L. Britton, Chairman
B.P. Drummond
H.M. Neldner
J.W. Simpson

Performance Graph

The graph below compares the five-year cumulative return on the Class A non-voting shares and Class B common shares of the Corporation (assuming reinvestment of dividends) with the cumulative total return of the S&P/TSX Composite Index.

Five Year Total Return on $100 Investment



$220
$200
$180
$160
$140
$120
$100
$80
$60

	2000	2001	2002	2003	2004	2005
Class A Non-Voting	100	101	108	127	137	206
Class B Common	100	101	112	128	146	207
S&P/TSX Composite	100	87	77	97	111	138

Note: Figures have been adjusted to reflect the two-for-one stock split by way of stock dividend paid on September 15, 2005.

Compensation of Directors

The following table sets forth the annual retainers and attendance fees paid to members of the Board during 2005:

Directors' Remuneration	**($)**
Annual Retainers	
Director (1)	65,000
Chairman of the Board (2)	222,500
Vice Chairman of the Board	50,000
Lead Director	30,000
Audit Committee Chairman	10,000
Audit Committee Members	5,000
Corporate Governance - Nomination, Compensation and Succession Committee Chairman	5,000
Risk Review Committee Chairman	5,000
Pension Committee Chairman	5,000
Meeting Fees	
Board Meeting	2,000
Meeting for routine administrative matters where nature of discussion is brief	800
Committee Meeting	800

Notes:
(1) Effective January 1, 2006, the annual retainer was increased to $95,000 from $65,000.
(2) Represents an allocation from ATCO Ltd. of 89% of the Corporation's share of the consolidated annual retainer for the Chairman of Board of the Corporation and ATCO Ltd.

Effective January 1, 2006, a minimum of $20,000 of a director's annual retainer must be paid in Class A non-voting shares of the Corporation. Directors have the option of receiving up to 50% of their annual retainer in Class A non-voting shares.

From time to time, the Board forms ad hoc committees to undertake special initiatives. The chairman and members of any such ad hoc committees receive such fees as may be determined when any such ad hoc committees are appointed. Ad hoc committees did not meet in 2005.

Directors are eligible to receive grants of options and share appreciation rights under the Corporation's long-term incentive plans. In addition to the grants disclosed under "Option/SAR Grants During 2005", options to purchase 2,000 Class A non-voting shares exercisable at $43.49 per share were granted to M.R.P. Rayfield and J.W. Simpson in 2005.

Share Ownership Guidelines

In November 2005 the Corporation established share ownership guidelines for directors. Within five years of being appointed to the Board of the Corporation, directors should directly or indirectly own shares of the Corporation having an aggregate fair market value of at least $150,000. This ownership is to be maintained for the duration the director remains on the Board.

Directors' and Officers' Liability Insurance

The Corporation, ATCO Ltd. and their affiliates have purchased insurance with an annual aggregate limit of $175,000,000 for such corporations and their directors and officers. The premium paid by the Corporation in the financial year ended December 31, 2005, was $554,000. No part of the premium was paid by a director or officer. The Corporation is responsible for the first $1,000,000 of any loss and there is no deductible in respect of claims against any director or officer.

CORPORATE GOVERNANCE

The Board of the Corporation views effective corporate governance as an essential element for the ongoing well-being of the Corporation and its shareholders. The Corporation strives to ensure that its corporate governance practices provide for effective stewardship of the Corporation and evaluates its practices on an ongoing basis. The corporate governance disclosure for the Corporation is attached to this management proxy circular as Schedule A. Additional information regarding the Corporation's Board of Directors and its committees is set forth below.

The Board generally meets seven times a year and additionally during the year as the need arises. The frequency and length of meetings and the nature of agenda items depend upon the circumstances. Meetings are generally lengthy, detailed and well attended, and are conducted in an atmosphere which encourages participation and independence. In addition to regularly scheduled Board and committee meetings, **the directors annually attend a comprehensive four to five day strategy session**. Round table discussion sessions are also held throughout the year. Information regarding the number of Board and committee meetings held in 2005, together with attendance, is attached as Schedule C. The Board mandate, attached to this proxy circular as Schedule B, outlines the roles and responsibilities of the Board.

As a significant shareholder, R.D. Southern is closely identified with the Corporation by industry participants, the investment community and the Corporation's shareholders. The Corporation's business approach, strategies, practices and culture have developed and evolved under Mr. Southern's leadership.

Board Committees

The Board of the Corporation has four committees: Audit Committee, Corporate Governance - Nomination, Compensation and Succession Committee, Risk Review Committee and Pension Fund Committee. The Board annually appoints committee members and reviews and approves the committee mandates. The Corporation does not have an executive committee. In addition, from time to time, ad hoc committees of the Board are appointed to consider matters such as related party transactions and other issues of importance to the Board and the Corporation.

Director	Board Committees			
	Audit	GOCOM	Risk Review	Pension Fund
R.T. Booth			X	
W.L. Britton		X		
B.P. Drummond		X		X
B.K. French	X		X	
L.A. Heathcott				X
H.M. Neldner	X	X	X	X
M.R.P. Rayfield				X
J.W. Simpson	X	X	X	
C.W. Wilson	X		X	

Audit Committee

Chairman: B.K. French

This committee is responsible for the oversight of the quality and integrity of the accounting, auditing, internal audit functions and controls, management information systems and reporting practices of the Corporation. The Audit Committee oversees the performance and compensation of the external auditor. The information about the Audit Committee required by Multilateral Instrument 52-110 *Audit Committees*, including the Audit Committee mandate, is disclosed on pages 28 to 31 of the Corporation's annual information form. The mandate is also available on the Corporation's website at www.canadian-utilities.com.

Corporate Governance - Nomination, Compensation and Succession Committee

Chairman: W.L. Britton

This committee is responsible for succession planning and, in conjunction with the President & Chief Executive Officer, assessing the performance of officers and determining executive compensation. This committee reviews committee mandates prior to their submission to the Board and is responsible for identifying and recommending potential candidates for the Board. Additional information relating to the roles and responsibilities of this committee is located on the Corporation's website at www.canadian-utilities.com.

Risk Review Committee

Chairman: H.M. Neldner

This committee reviews significant risks identified by management which could materially affect the Corporation's ability to achieve its strategic or operational targets and which are associated with future performance, growth and lost opportunities. This committee is responsible for ensuring that

management has procedures in place to mitigate identified risks. Additional information relating to the roles and responsibilities of this committee is located on the Corporation's website at www.canadian-utilities.com.

Pension Fund Committee

Chairman: H.M. Neldner

This committee oversees the retirement plans for employees of the Corporation in accordance with the Pension Governance Policy. The primary responsibilities of this committee are to oversee the governance structure of the pension plans and approve policy decisions for benefit design and liability management, funding and investment of the plans and to select and monitor the investment managers for the plans. The Corporation's website at www.canadian-utilities.com contains additional information relating to the roles and responsibilities of this committee.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com. Information regarding the business of the Corporation is provided in the Corporation's annual information form dated February 22, 2006. Financial information is provided in the Corporation's comparative consolidated financial statements and the management's discussion and analysis of financial condition and results of operations for the year ended December 31, 2005. Copies of these documents and the Corporation's interim financial statements and additional copies of this management proxy circular may be obtained upon request from the Corporate Secretary of the Corporation at 1400 ATCO Centre, 909 - 11th Avenue S.W., Calgary, Alberta, T2R 1N6.

Corporate information, including our privacy commitment, is also available on the Corporation's website: www.canadian-utilities.com.

Directors' Approval

The Board of the Corporation has approved the contents and the sending of this management proxy circular.

General

December 1, 2006, is the final date by which an eligible shareholder must submit to the Corporation a proposal that is to be included in the management proxy circular for any matter at the next annual meeting of shareholders.

DATED at Calgary, Alberta, this 2nd day of March, 2006.

P. Spruin
Corporate Secretary

(This page has been left blank intentionally.)

Disclosure Requirement	CU Corporate Governance Practices
1. **Board of Directors**	
(a) Disclose the identity of directors who are independent.	The following directors are independent as that term is defined in section 1.4 of Multilateral Instrument 52-110 *Audit Committees:* B.P. Drummond B.K. French H.M. Neldner M.R.P. Rayfield J.W. Simpson C.W. Wilson
(b) Disclose the identity of directors who are not independent, and describe the basis for that determination.	N.C. Southern, R.D. Southern, W.L. Britton, L.A. Heathcott and R.T. Booth are not independent because they are considered to have a material relationship with the issuer. N.C. Southern is the President & Chief Executive Officer of the Corporation (the "CEO"). R.D. Southern is the Chairman of the Board. W.L. Britton is the Vice Chairman of the Board. L.A. Heathcott is an immediate family member of the CEO. R.T. Booth is a partner in a firm that is the Corporation's legal counsel.
(c) Disclose whether or not a majority of directors is independent. If a majority of directors is not independent, describe what the board of directors does to facilitate its exercise of independent judgement in carrying out its responsibilities.	A majority of the directors of the Corporation is independent. Director biographies can be found in the Corporation's annual report. A copy of the annual report may be obtained upon request from the Corporate Secretary of the Corporation at 1400 ATCO Centre, 909 – 11th Avenue S.W., Calgary, Alberta, T2R 1N6. The annual report is also available on the Corporation's website at www.canadian-utilities.com and on the SEDAR website at www.sedar.com.
(d) If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	The following directors are also directors of the issuers set out beneath their respective names below:

W.L. Britton

- AKITA Drilling Ltd. (TSX), member of the Corporate Governance - Nomination, Compensation and Succession Committee
- ATCO Ltd. (TSX), Chairman of the Crisis Management and the Corporate Governance - Nomination, Compensation and Succession Committees
- CU Inc.
- Forest Oil Corp. (NYSE), member of the Nominating & Corporate Governance Committee

B.P. Drummond

- ATCO Ltd. (TSX), Chairman of the Audit Committee and member of the Risk Review and Corporate Governance - Nomination, Compensation and Succession Committees

B.K. French

- ATCO Ltd. (TSX), member of the Audit, Crisis Management, Risk Review and Corporate Governance - Nomination, Compensation and Succession Committees
- CU Inc., Chairman of the Audit Committee

L.A. Heathcott

- AKITA Drilling Ltd. (TSX), member of the Corporate Governance - Nomination, Compensation and Succession Committee

H.M. Neldner

- ATCO Ltd. (TSX), Chairman of the Risk Review Committee and member of the Audit Committee
- CU Inc., member of the Audit Committee

J.W. Simpson

- Petro-Canada (TSX, NYSE), member of the Audit, Finance and Risk, and Management Resources and Compensation Committees

	N.C. Southern ▪ AKITA Drilling Ltd. (TSX) ▪ ATCO Ltd. (TSX) ▪ Bank of Montreal (TSX, NYSE), member of the Risk Review Committee ▪ CU Inc. ▪ Shell Canada Ltd. (TSX), member of the Nominating and Governance Committee and the Management Resources Compensation Committee **R.D. Southern** ▪ AKITA Drilling Ltd. (TSX), Chairman of the Board ▪ ATCO Ltd. (TSX), Chairman of the Board ▪ CU Inc., Chairman of the Board **C.W. Wilson** ▪ AKITA Drilling Ltd. (TSX), member of the Audit Committee ▪ ATCO Ltd. (TSX), member of the Audit, Risk Review and Corporate Governance - Nomination, Compensation and Succession Committees ▪ Big Rock Brewery Income Trust (TSX) ▪ Talisman Energy Inc. (TSX, NYSE), member of the Audit, Executive and Reserves Committees
(e) Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.	As deemed necessary, in-camera meetings with independent directors are scheduled. In 2005, independent directors had three meetings without management present. Directors are entitled to request through the Lead Director additional meetings at any time.
(f) Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is	R.D. Southern, the Chairman of the Board, is not an independent director. The Corporation's Lead Director, J.W. Simpson, is independent. The primary function of the Lead Director is to provide independent leadership to the Board of Directors (the "Board"). The position description

Disclosure Requirement	CU Corporate Governance Practices
independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.	for the Lead Director is available on the Corporation's website at www.canadian-utilities.com.
(g) Disclose the attendance record of each director for all board meetings held since the beginning of the issuer's most recently completed financial year.	The attendance record of each director at Board, Committee and other relevant meetings is attached as Schedule C.
2. **Board Mandate**	
Disclose the text of the board's written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.	The mandate of the Board is attached as Schedule B and is also available on the Corporation's website at www.canadian-utilities.com. The Corporation's Corporate Governance - Nomination, Compensation and Succession Committee ("GOCOM") is responsible for reviewing the mandates of the Board and its committees on an annual basis and recommending to the Board such amendments to those mandates as GOCOM believes are necessary or desirable.
3. **Position Descriptions**	
(a) Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.	The Board has approved written position descriptions for the Chairman of the Board and the chair of each Board committee. The position descriptions are reviewed annually by GOCOM. Copies of these descriptions are available on the Corporation's website at www.canadian-utilities.com.
(b) Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.	The Board has approved a written position description for the CEO. The position description is reviewed annually by GOCOM and is available on the Corporation's website at www.canadian-utilities.com.
4. **Orientation and Continuing Education**	
(a) Briefly describe what measures the board takes to orient new directors regarding: (i) the role of the board, its committees and its directors, and (ii) the nature and operation of the issuer's business.	New directors attend a briefing with the Chairman of the Board and the Vice Chairman of the Board in addition to attending comprehensive meetings at which they receive briefings on all aspects of the nature and operation of the Corporation's business by senior management of the Corporation and its subsidiaries. New directors are also provided with

Disclosure Requirement	CU Corporate Governance Practices
	a manual which contains information about each of the Business Units, organization structure, by-laws, board and committee mandates and corporate policies, including the Corporation's Code of Ethics and Disclosure Policy.
(b) Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.	Directors, together with senior management, attend an annual four to five day strategy conference which has been held consecutively since 1968. At these sessions, the Board receives detailed briefings on the business activities of the Corporation and its subsidiaries as well as other pertinent information required for directors to fulfill their obligations. In addition, directors attend and participate in seminars and other continuing education programs. Outside experts are brought in as required to provide directors with ongoing education on general and/or specific subject matters.
5. **Ethical Business Conduct**	
(a) Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:	The Board has adopted a written Code of Ethics (the "Code"), which is subject to periodic review and revision to ensure it is in line with best practices.
(i) disclose how a person or company may obtain a copy of the code;	A copy of the Code may be obtained upon request from the Corporate Secretary of the Corporation at 1400 ATCO Centre, 909 – 11th Avenue S.W., Calgary, Alberta, T2R 1N6. The Code is also available on the Corporation's website at www.canadian-utilities.com and on the SEDAR website at www.sedar.com.
(ii) describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and	A copy of the Code has been provided to each director, officer and employee of the Corporation and each such person is required to acknowledge annually that he or she has read the Code and disclosed any transactions or matters of potential conflict. Similarly, copies of the Code will be provided to each new director, officer and employee of the Corporation, and each such person shall acknowledge that he or she has read the Code before commencing activities as a director, officer or employee, as the case may be.

Disclosure Requirement	CU Corporate Governance Practices
(iii) provide a cross-reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.	No material change reports have been filed by the Corporation since January 1, 2005 relating to a director's or executive officer's departure from the Code. Further, no waivers of the Code have ever been granted to any director, officer or other employee of the Corporation.
(b) Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.	Directors who have, or may be reasonably perceived to have, a personal interest in a transaction or agreement being contemplated by the Corporation are required to declare such interest at any directors' meeting where the matter is being considered and to refrain from voting on such matter.
(c) Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.	The Board encourages and promotes a culture of ethical business conduct by expecting each director, all officers and management to act in a manner that exemplifies ethical business conduct. This expectation sets the tone for all employees of the Corporation. The Corporation strives to ensure that prospective employees are of good character.
6. **Nomination of Directors**	
(a) Describe the process by which the board identifies new candidates for board nomination.	GOCOM is responsible for, among other things, identifying and recommending potential candidates for nomination to the Board. The identification of potential Board members is undertaken with a view to ensuring overall diversity of experience, backgrounds, skills and geographic representation of Board members. GOCOM receives advice from the Board respecting individuals best suited to serve as directors, and maintains its own standing list of appropriate candidates for directorships.
(b) Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.	One of the four members of GOCOM is not independent. GOCOM conducts its business on the basis of majority approval which encourages an objective nomination process. Should a conflict be identified, the non-independent member would excuse himself from the meeting and abstain from voting.
(c) If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	GOCOM is responsible for reviewing the size and composition of the Board from time to time and considering persons as nominees for directors for the approval of the Board and election by the shareholders. The responsibilities of GOCOM can be found in the mandate which is available on

Disclosure Requirement	CU Corporate Governance Practices
	the Corporation's website at www.canadian-utilities.com.
7. **Compensation**	
(a) Describe the process by which the board determines the compensation for the issuer's directors and officers.	GOCOM is responsible for assessing the compensation of directors and officers and making recommendations to the Board. GOCOM reviews director compensation on an annual basis to determine whether such compensation is appropriate for the responsibilities, time commitment and risks assumed by the directors. GOCOM also reviews officer compensation annually against information from other corporations and published data, and from time to time retains independent compensation consultants to undertake market comparisons and provide advice on developing appropriate compensation programs. Please refer to pages 8 to 11 of the management proxy circular for details of the executive compensation structure and policies.
(b) Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.	One of the four members of GOCOM is not independent. GOCOM conducts its business on the basis of majority approval which encourages an objective process for determining compensation. Should a conflict be identified, the non-independent member would excuse himself from the meeting and abstain from voting.
(c) If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	GOCOM annually reviews and determines executive compensation packages for the senior officers of all the Corporation's wholly owned subsidiaries, including salary, short-term incentives, stock options or awards, share appreciation rights and other incentives. GOCOM also reviews and recommends directors' compensation from time to time, as appropriate. In addition, GOCOM prepares and reviews public or regulatory disclosure respecting compensation and the basis on which performance is measured. GOCOM has the authority to retain and compensate any outside advisor as it determines necessary to permit it to carry out its duties.

(d) If a compensation consultant or advisor has, at any time since the beginning of the issuer's most recently completed financial year, been retained to assist in determining compensation for any of the issuer's directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.	Towers Perrin, independent consultants, were engaged to undertake market comparisons, gather information on competitive compensation practices and to provide advice on developing appropriate compensation programs for the Corporation's executive officers. In addition, Towers Perrin performs other consulting services in the areas of benefits and administration.
8. **Other Board Committees**	
If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	The Board's other standing committees are the Risk Review Committee and the Pension Fund Committee. The responsibilities of these committees, together with GOCOM and the Audit Committee, can be found in their mandates which are available on the Corporation's website at www.canadian-utilities.com.
9. **Assessments**	
Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.	The Board, its committees and its individual directors are assessed at least annually with respect to effectiveness and contribution. This function is facilitated by GOCOM, which provides its conclusions to the Chairman of the Board.

Note: Copies of position descriptions and mandates noted herein as being available on the Corporation's website may also be obtained on request from the Corporate Secretary.

SCHEDULE B BOARD OF DIRECTORS MANDATE

The Board of Directors (the "Board") of Canadian Utilities Limited (the "Corporation") is responsible for the stewardship of the Corporation and for overseeing the conduct of the business of the Corporation and the activities of management, who are responsible for the day-to-day conduct of the business.

Composition and Operation

The Board operates by reserving certain powers to itself and delegating certain of its authorities to management. The Board retains responsibility for managing its own affairs, including selecting its chair, nominating candidates for election to the Board, constituting committees of the Board, and determining director compensation. Subject to the articles and by-laws of the Corporation and the Canada Business Corporations Act, the Board may constitute, seek the advice of, and delegate powers, duties and responsibilities to, committees of the Board.

Responsibilities

The Board's primary responsibilities are to preserve and enhance long-term shareholder value and to ensure that the Corporation meets its obligations on an on-going basis and operates in a reliable and prudent manner. In performing its duties, the Board should also consider the legitimate interests other interested parties, such as employees, customers and communities, may have in the Corporation. In broad terms, the stewardship of the Corporation involves the Board in strategic planning, risk management and mitigation, senior management determination, communication planning, and internal control integrity. More specifically, the Board is responsible for

(a) to the extent feasible, satisfying itself as to the integrity of the Chief Executive Officer ("CEO") and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the organization;

(b) adopting a strategic planning process and approving, on an annual basis, a strategic plan for the Corporation which takes into account, among other things, the opportunities and risks of the business;

(c) identifying the principal risks of the Corporation's business and ensuring the implementation of appropriate systems to manage these risks;

(d) succession planning (including appointing, training and monitoring senior management);

(e) adopting a communication policy for the Corporation that includes measures for receiving feedback from interested parties;

(f) the Corporation's internal control and management information systems;

(g) developing the Corporation's approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to the Corporation; and

(h) on an individual basis, attending Board meetings, reviewing meeting materials in advance of meetings, and complying with the other expectations and responsibilities of directors of the Corporation established by the Board.

Specific Duties

The Board's specific duties, obligations and responsibilities fall into the following categories:

1. *Legal Requirements*

(a) The Board has oversight responsibility for the Corporation's satisfaction of its legal obligations and for properly preparing, approving and maintaining the Corporation's documents and records.

(b) The Board has the statutory obligation to

(i) supervise the management of the business and affairs of the Corporation,

(ii) act honestly and in good faith with a view to the best interests of the Corporation,

(iii) exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, and

(iv) act in accordance with its obligations contained in the Canada Business Corporations Act and the regulations thereunder, the Corporation's articles and by-laws, and other relevant legislation and regulations.

(c) The Board has the statutory obligation to consider certain matters as a board of directors. The Board may not delegate to management or to a committee of the Board the authority to

(i) submit to the shareholders any question or matter requiring the approval of the shareholders,

(ii) fill a vacancy among the directors or in the office of auditor,

(iii) issue securities except in the manner and on the terms authorized by the Board,

(iv) declare dividends,

(v) purchase, redeem or otherwise acquire shares issued by the Corporation, except in the manner and on the terms authorized by the Board,

(vi) pay a commission to any person in consideration of the person's purchasing or agreeing to purchase shares of the Corporation from the Corporation or from any other person, or procuring or agreeing to procure purchasers for shares of the Corporation,

(vii) approve any management proxy circular relating to a solicitation of proxies by or on behalf of management of the Corporation,

(viii) approve any take-over bid circular or directors' circular,

(ix) approve any annual financial statements of the Corporation, or

(x) adopt, amend or repeal by-laws.

2. *Independence*

The Board is responsible for implementing appropriate structures and procedures to permit the Board to function independently of management.

3. *Strategic Planning*

The Board is responsible for ensuring that there are long-term goals and a strategic planning process in place for the Corporation and participating with management directly or through its committees in approving the strategic plan by which the Corporation proposes to achieve its goals.

4. *Risk Management*

The Board is responsible for understanding the principal risks of the business in which the Corporation is engaged, achieving a proper balance between risks incurred and the potential return to shareholders, and confirming that there are systems in place that effectively monitor and manage those risks with a view to the long-term viability of the Corporation.

5. *Appointment, Training and Monitoring of Senior Management*

The Board is responsible for

(a) appointing the CEO of the Corporation, monitoring and assessing the CEO's performance, determining the CEO's compensation, and providing advice and counsel to the CEO in the execution of the CEO's duties,

(b) approving the appointment and remuneration of all officers of the Corporation, and

(c) confirming that adequate provision has been made for the training and development of management and for the orderly succession of management.

6. *Reporting and Communication*

The Board is responsible for

(a) verifying that the Corporation has in place policies and programs to enable the Corporation to communicate effectively with its shareholders, other interested parties and the public generally,

(b) verifying that the financial performance of the Corporation is adequately reported to shareholders, other security holders and regulators on a timely and regular basis,

(c) verifying that the Corporation's financial results are reported fairly and in accordance with generally accepted accounting principles,

(d) verifying the timely reporting of any other developments that have a significant and material effect on the value of the Corporation, and

(e) reporting annually to shareholders on the Board's stewardship of the affairs of the Corporation for the preceding year.

7. Monitoring and Acting

The Board is responsible for

(a) verifying that the Corporation operates at all times within applicable laws and regulations to the highest ethical and moral standards,

(b) approving and monitoring compliance with the significant policies and procedures by which the Corporation is operated,

(c) verifying that the Corporation sets high environmental standards in its operations and is in compliance with environmental laws and legislation,

(d) verifying that the Corporation has in place appropriate programs and policies for the health and safety of its employees in the workplace,

(e) monitoring the Corporation's progress toward its goals and objectives and revising and altering its direction through management in response to changing circumstances,

(f) taking action when the Corporation's performance falls short of its goals and objectives or when other special circumstances warrant,

(g) verifying that the Corporation has implemented adequate disclosure controls and procedures and internal control and information systems,

(h) ensuring that the Board receives from senior management on a timely basis the information and input required to enable the Board to effectively perform its duties,

(i) adopting a written code of business conduct and ethics and monitoring compliance with the code, and

(j) conducting and acting upon annual assessments and evaluations of the Board, committees of the Board and individual directors.

8. Other

The Board may perform any other activities consistent with this mandate, the Corporation's articles and by-laws, and any other governing laws, as the Board deems necessary or appropriate.

Directors' Attendance Records

	Board	Dividend Declaration [1]	Committees: GOCOM [2]	Committees: Audit	Committees: Risk Review	Committees: Pension Fund	Strategy Session [3]
Number of Meetings	**7**	**2**	**5**	**5**	**2**	**4**	**1**
R.T. Booth	5	Note 1			1		1
W.L. Britton	6	2	5				1
B.P. Drummond	6	1	5			4	1
B.K. French	7	2		5	2		1
L.A. Heathcott	7	Note 1				4	1
H.M. Neldner	7	2	5	5	2	4	1
M.R.P. Rayfield	7	Note 1				1 [4]	1
J.W. Simpson	6	2	1 [5]	5	2		1
N.C. Southern	7	2					1
R.D. Southern	6	Note 1					1
C.W. Wilson	6	2		5	2		1

Notes:

(1) In 2005 the Board held two meetings for the purpose of declaring dividends that, with the prior consent of the Board, were conducted with a quorum of directors in attendance.

(2) The Corporate Governance - Nomination, Compensation and Succession Committee meets a minimum of three times per year with two of the sessions three to four days in length.

(3) The Board of Directors conducts an annual four to five day comprehensive strategy session with senior management which has been held consecutively since 1981. At these sessions the Board reviews and assesses the performance of the Corporation and its subsidiaries, reviews business plans, sets short-term and long-term objectives and discusses and implements strategies to meet these objectives. In 2005 the Board held its annual strategy session from April 4 to 8. All of the directors attended the session.

(4) M.R.P. Rayfield was appointed to the Pension Fund Committee effective August 2005.

(5) J.W. Simpson was appointed to GOCOM effective August 2005.

CANADIAN UTILITIES LIMITED
An ATCO Company

1400, 909-11th Avenue SW
Calgary, Alberta T2R 1N6